DYNAMICS RESEARCH CORPORATION
60 Frontage Road
Andover, Massachusetts  01810
978/475-9090

October 19, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief
                   Division of Corporation Finance

Re: Dynamics Research Corporation.
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      File No. 001-34135

Dear Mr. Gilmore:

On behalf of Dynamics Research Corporation. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated October 7, 2009 with respect to the Company's Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K"). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal year Ended December 31, 2008
Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)
Compensation Discussion and Analysis
Annual Cash Incentive Award (Executive Incentive Plan), page 10

1.
We refer to prior comment no. 1, and we note that the sample disclosure provided in your response letter includes an explanation of the discrepancy between the non-GAAP net income measure used to determine incentive awards for your executive officers and the GAAP net loss reflected in the company’s financial statements.  However, the sample disclosure does not clearly identify the net income measure used for executive compensation purposes as a non-GAAP financial measure, as previously requested.  In this regard the descriptive phrase “reported net income” that you use to identify this measure in your sample disclosure is unclear, as it could be read to indicate that this figure is calculated in accordance with GAAP and reported in your financial statements.

Response:

Please refer to our response to comment #2 below.

2.
We note your statement in the sample disclosure provided that, “in evaluating actual performance against the goal, the $9.1 million litigation provision was added back to the reported net loss of $1.3 million, resulting in net income, after the adjustment, of $7.8 million.”  However, you also state that the company exceeded the $7.5 million net income goal by 7.8%, which suggests that the company achieved non-GAAP adjusted net income of approximately $8.09 million.  Please help us to understand the discrepancy between the $7.8 million and $8.09 million non-GAAP adjusted net income figures, and provide us with your calculations in this regard.  Please also revise the sample disclosure, as appropriate.

Response:

We provide the additional information herein and confirm to you our intention to include such information in future filings.  We have revised our discussion and analysis to further clarify the performance measures specified in the Company’s annual incentive compensation plan, actual GAAP net income achieved, and adjustments made to GAAP net income for the purpose of determining annual incentive compensation awards.  Regarding the calculation discrepancy, the over-achievement percentage has been corrected.

Annual Cash Incentive Plan

The Company’s annual award plan design is typical of annual award plans used throughout the industry and is designed to provide an annual incentive to maximize performance over the current fiscal year.  Each year the Compensation Committee of the Board of Directors approves a target award percentage for each executive based on competitive analysis as mentioned above.   For 2008 target annual incentive opportunities set for the Named Executive Officers were as follows:

	Target Amount	Percent of Base Salary
Mr. Regan	$360,000	75%
Mr. Keleher	$112,428	40%
Mr. O’Brien	$74,143	35%
Mr. Wentzell	$73,623	35%
Mr. Covel	$55,988	25%

Corporate financial goals for our Annual Cash Incentive Plan are GAAP revenue, GAAP net income and receivables days sales outstanding (DSO).  For 2008, these corporate goals and achievement thereof were as follows:

	% of Award	Goal	Actual Achievement
Revenue	45%	$230 million	5.6% above goal
Net Income	45%	$7.5 million	4.1% above goal(1)
Receivables DSO	10%	85 days	10.5% below goal

(1) In 2008 GAAP net income included a $9.1 million provision for litigation, net of income tax benefits, for settlement of the U.S. Attorney’s civil claims, which arose from events which occurred in the 1990’s.  The corporate net income objective of $7.5 million excluded any provision for the settlement.  In evaluating actual performance against the goal, the $9.1 million litigation provision was added back to the GAAP net loss of $1.3 million, resulting in non-GAAP net income, after the adjustment, of $7.8 million.  After considering the non-operating and dated nature of the events which gave rise to the charge, that none of the NEO’s had assumed their positions when the events occurred, and the intended exclusion of the charge from the GAAP net income goal, the Committee decided that exclusion of this unusual item from net income would more appropriately reflect the 2008 operating performance of the management team. Non-GAAP financial measures are further described in our Annual Report on Form 10-K under Part II, Item 6 "Selected Financial Data".

Mr. Regan’s annual cash incentive bonus was based entirely on achievement of these three company goals.

The Company’s key objective in the establishment of incentive compensation plans is to pay for performance.   For each of the NEOs, other than Mr. Regan, annual cash incentive bonuses were based on a balance of quantitative and qualitative achievements in four areas:

(1)	The corporate financial goals noted above,
(2)	Individual cost management objectives,
(3)	Individual non-financial management objectives for their specific area of responsibility, and
(4)
A qualitative assessment of performance in the area of key company management behaviors and values such as expertise in their area of responsibility, teamwork, leadership, commitment to DRC’s mission, and management skills.

Fifty percent of the total incentive cash bonus for each NEO other than Mr. Regan was based on actual performance achievement compared with the first two quantitative goals and fifty percent on actual performance achievement compared with the second two qualitative goals above, as evaluated and recommended by the Chief Executive Officer and approved by the Committee.  Corporate objectives represented seventy-five percent of the quantitative measurement and individual cost management objectives represented twenty-five percent of the quantitative measurement.

In addition to improving financial performance key non-quantitative accomplishments, achieved collectively by the executive team in 2008, included:

•	A record level of new business contract wins,
•	Consummation of the Kadix Systems LLC acquisition, and
•	Agreement in principal for settlement of longstanding U.S. Attorney civil claims.

Based on the performance results achieved in 2008, awards granted to the named executive officers for 2008 performance averaged 45.2% of base salary which was 107% of their original target on average.  Due to improved performance, this was up from the prior year’s awards which averaged 33.1% of base salary.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Staff will find that the above satisfactorily addresses the comments set forth in Mr. Gilmore’s letter of October 7, 2009. If the Staff requires any further information, please contact me at (978) 289-1616.

Sincerely,

/s/ Richard A Covel
Richard A. Covel
Vice President and General Counsel